UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response . .
.. . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-22175	                                  January 13, 2012

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA     	      MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

ALPS ETF TRUST
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4. Address of principal executive office
(number,street,city,state,zip code):

1290 Broadway, Suite 1100
Denver, CO 80203




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of the Cohen & Steers Global Realty
Majors ETF of ALPS ETF Trust:
We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940, that the Cohen & Steers Global Realty Majors ETF of ALPS ETF Trust
(the "Fund") complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of
1940 as of June 30, 2011. Management is responsible for the
Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the
Fund's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States), and accordingly, included
examining on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June
30, 2011, and with respect to agreement of security purchases and sales, for the period from December 31, 2010 (the date of our last examination) through June 30, 2011:
1.	Confirmation of all securities held in book entry form on
behalf of The Bank of New York Mellon Corporation ("BNYMC"), the Fund's custodian, by the Depository Trust Company;
2.	Confirmation and verification through a review of documents or electronic files provided by BNYMC of approximately 84% of the foreign securities held in book entry form on behalf of BNYMC by various sub-custodians or by Euroclear UK & Ireland Limited;
3.	Reconciliation of all such securities to the books and records of the Fund and BNYMC; and
4.	Agreement of one security purchase and one security sale or
maturity since our last report from the books and records of the Fund to the subsequent settlement in cash records provided by BNYMC.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Cohen & Steers
Global Realty Majors ETF of ALPS ETF Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2011, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Cohen & Steers
Global Realty Majors ETF of ALPS ETF Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
Deloitte & Touche LLP
Denver, Colorado
January 13, 2012


MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of the Cohen & Steers Global Realty Majors ETF of ALPS ETF Trust (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2011, and from December 31, 2010 (the date of our last examination) through June 30, 2011.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2011, and from December 30, 2010 (the date of our last examination) through June 30, 2011, with respect to securities reflected in the investment accounts of the Fund.
Cohen & Steers Global Realty Majors ETF of ALPS ETF Trust
By:
/s/ Thomas Carter
Thomas Carter
President

/s/ Kimberly Storms
Kimberly Storms
Treasurer

January 13, 2012